UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Proposals of the Board of Directors to be submitted to the Stockholders of Banco Bradesco S.A. at the Special Stockholders’ Meeting to be held on 3.10.2005.

I. Aiming at preserving the value of investments of Seguros’ minority stockholders, enabling them to directly participate in the capital stock of Banco Bradesco S.A. (Bradesco), controlling company of Bradesco Seguros S.A. (Seguros), and that will confer higher liquidity to their stocks and transparency to information and aiming at promoting the corporate reorganization, by rationalizing and consequently reducing the operational, administrative and legal costs, we propose to merge into Bradesco’s equity the stocks owned by the minority stockholders of Seguros, resulting in the conversion of Seguros into a wholly-owned subsidiary of Bradesco, which now becomes the single stockholder of Seguros.

Under the terms of the Instrument of Protocol and Justification entered into by the Companies’ managements and of the Articles 252 and 264 of the Law 6,404/76, the operation to merge the stocks of the minority stockholders, once authorized, will have the following characteristics:

1. to ratify the appointment of the companies liable for the valuation of the Stockholders’ Equity of the Companies as of 1.31.2005, as follows:

a)	Bradesco: by book value, KPMG Auditores Independentes, CRC (Regional Accounting Council) 2SP014428/O-6; and by market prices, Trevisan Auditores Independentes - CRC 2SP013439/O-5;

b)	Seguros: by book value and market prices, GSRA Consultoria Empresarial - CRC - RJ 003160-0;

2. this will be effective from 3.10.2005;

3. according to specific Balance Sheets of the Companies, drawn up as of 1.31.2005, the following equity by book value were obtained: Bradesco - R$15,236,445,812.31; and Seguros - R$3,037,012,597.10, considering in the calculation of the Seguros, 1,341 stocks held in treasury, resulting, the following book value per share: Bradesco - R$32.1150548084; Seguros - R$4,839.6293358087;

4. for the purposes foreseen in the Article 264 of the Law 6,404/76, considering the Companies’ net equity, obtained based on assets evaluated by market prices on 1.31.2005, Bradesco’s market price is R$15,484,433,236.31 (R$32.6377574001 per stock), and Seguros’ market price R$3,381,918,641.03 (R$5,389.2541249502 per stock);

5. considering the book value by market price mentioned in item 4, the exchange value, as of the stocks incorporation of Seguros into Bradesco, will be of 165,12329750137 stocks to be emited by Bradesco for each stock of Seguros, being 82,95659669277 common and 82,16670080860 preferred, to be able to maintain the same proportion of common and preferred stocks currently existing into Bradesco’s capital stock;

6. once approved the operation:

a)

 Bradesco’s Capital Stock will be increased in the amount of R$11,856,359.07, increasing it from R$7,700,000,000.00 to R$7,711,856,359.07, issuing of 363,271 non-par book-entry registered new stocks, of which 182,504 are common stocks and 180,767 are preferred stocks to be attributed to Seguros’ stockholders, in the proportion set forth in the item 5, resulting in the amendment to the “caput” of the Article 6 of Bradesco’s Bylaws, which will take effect with the following wording: Article 6) The Capital Stock is R$7,711,856,359.07 (seven billion, seven hundred, eleven million, eight hundred, fifty-six thousand, three hundred, fifty-nine reais and seven cents), divided into 492,296,396 (four hundred, ninety-two millions, two hundred, ninety-six thousand, three hundred and ninety-six) non-par book-entry registered stocks, of which 247,325,690 (two hundred, forty-seven millions, three hundred, twenty-five thousand, six hundred and ninety) are common stocks and 244,970,706 (two hundred, forty-four millions, nine hundred, seventy thousand, seven hundred and six) are preferred stocks”;

b)

 Seguros will be transformed into a wholly-owned subsidiary of Bradesco, and its Bylaws will be reformulated, and thereafter carrying out its consolidation, emphasizing the extinguishment of the Board of Directors;

7. the stocks to be issued in Bradesco and attributed to the minority stockholders of Seguros will have the following rights and advantages: Common stocks – voting right; their inclusion in public offering stemming from possible disposal of Company’s control, ensuring its titleholders to receive one hundred per cent (100%) of the amount paid per common stock held by the controlling stockholders; Preferred stocks –non-voting right; priority in the capital stock refund in the event the Company is liquidated; dividends and/or interest on own capital ten per cent (10%) higher than those attributed to the common stocks; their inclusion in public offering stemming from potential disposal of Company’s control, ensuring its titleholders to receive price equal to eighty per cent (80%) of the amount paid per common stock, integrating the control block;

8. the stocks held by Seguros’ stockholders, which by applying the swap ratio provided for in the item 5, result in stock fractions, not ensuring the right to receive one stock of Bradesco, will be refunded by the equity book value by market price, mentioned in the item 4, R$5.389,2541249502 per stock, proportionally to the held fraction;

9. Bradesco’s stockholders, owning common stocks and Seguros’ stockholders, under the terms of the Articles 137, 230 and 252 of the Law 6,404/76, have the right to withdraw from the Companies by means of refund of the equity book value at market prices, as following:

a)	Bradesco: R$32.6377574001 per stock;

b)	Seguros: R$5,389.2541249502 per stock.;

10. Bradesco’s stocks to be attributed to Seguros’ stockholders will be fully entitled to dividends and/or interest on own capital to be declared from the date the process is approved by the appropriate authorities. They will also be fully entitled to advantages, which may be attributed to the other stocks from that date;

11. the operation will be submitted to the approval of the Central Bank of Brazil and Superintendency of Private Insurance - SUSEP;

II. To increase the Capital Stock in the amount of R$2,288,143,640.93, increasing it from R$7,711,856,359.07 to R$10,000,000,000.00, by capitalizing part of balances in the accounts “Profit Reserve - Statutory Reserve” - R$1,979,692,647.70 and “Profit Reserve - Legal Reserve” - R$ 308,450,993.23, without issuing stocks, pursuant to the provisions in the Paragraph One of the Article 169 of the Law 6,404/76. If this proposal is approved, the “caput” of the Article 6 of the Company’s Bylaws will take effect with the following wording: “Article 6) The Capital Stock is R$10,000,000,000.00 (ten billion reais), divided into 492,296,396 (four hundred, ninety-two millions, two hundred, ninety-six thousand, three hundred and ninety-six) non-par book-entry registered stocks, of which 247,325,690 (two hundred, forty-seven millions, three hundred, twenty-five thousand, six hundred and ninety) are common stocks and 244,970,706 (two hundred, forty-four millions, nine hundred, seventy thousand, seven hundred and six) are preferred stocks”;

III. To amend the Company’s Bylaws, including the letter “j” in the Sole Paragraph of the Article 21, related to the attributions of the Audit Committee. If this proposal is approved, the letter “j” will be included in the Sole Paragraph of the Article 21, with the following wording: “Article 21) Sole Paragraph – In addition to those provided for by law or regulations, these are also attributions of the Audit Committee: j) to meet with the Fiscal Council and the Board of Directors, upon their request to discuss about policies, practices and procedures identified under the scope of their respective incumbencies.”;

IV. Aiming to meet the dispositions of Circular 2,824, as of 6.18.98, issued by the Central Bank of Brazil, appoint the companies APPRAISAL - Avaliações e Engenharia S/C Ltda. – Corporate Taxpayer’s ID (CNPJ) # 57.182.453/0001-01, CONSULT Consultoria, Engenharia e Avaliações S/C Ltda. – Corporate Taxpayer’s ID (CNPJ) #59.039.701/0002-68, EMBRAESP - Empresa Brasileira de Estudos de Patrimônio S/C Ltda. – Corporate Taxpayer’s ID (CNPJ) #43.561.836/0001-78, ENGEBANC Engenharia e Serviços Ltda. – Corporate Taxpayer’s ID (CNPJ) # 69.026.144/0001-13, and PLANCONSULT S/C Ltda., Corporate Taxpayer’s ID (CNPJ) #51.163.798/0001-23, which will proceed real estate valuations in eventual purchase and sale transactions between this Institution and its affiliated companies.

Osasco, SP, February 21, 2005

Board of Directors

Lázaro de Mello Brandão - Chairman
Antônio Bornia - Vice-Chairman
Mário da Silveira Teixeira Júnior
Márcio Artur Laurelli Cypriano
João Aguiar Alvarez
Denise Aguiar Alvarez Valente

We declare that this is a true copy of an extract of the Minutes of the Special Meeting # 1.061, of Banco Bradesco S.A.’s Board of Directors, held on 2.21.2005, drawn up in the proper book.

Banco Bradesco S.A.

Milton Almicar Silva Vargas     Domingos Figueiredo de Abreu

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2005

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.